                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-75631


                   33,333,333 RIGHTS TO PURCHASE COMMON STOCK

                               33,333,333 SHARES

                           AUREAL SEMICONDUCTOR INC.

                                  COMMON STOCK
                                $0.60 PER SHARE
                           -------------------------

     Aureal Semiconductor Inc. is offering 33,333,333 shares of common stock to all of our stockholders who owned shares of our common stock on April 22, 1999. You will receive, at no cost, a right to buy one share of common stock at a price of $0.60 for every 2.0485 shares of common stock that you owned on April 22, 1999. This right is called the basic subscription privilege. We will not issue fractional rights, and we will not pay cash in place of rights. If you exercise all of your rights, you also may request to buy additional shares of common stock at the same price as the basic subscription privilege. This right is called the over-subscription privilege.

     The subscription rights are exercisable beginning on the date of this prospectus and continuing until 5:00 p.m., Eastern Daylight Savings Time on May 21, 1999. If you want to participate in the rights offering, we recommend that you submit your subscription documents to the subscription agent before that deadline or to your broker or bank at least 10 days before that deadline. Please see page 16 for further instructions on submitting subscriptions. All subscriptions will be held in escrow by our subscription agent, ChaseMellon Shareholders Services, through the expiration date of the rights offering. We reserve the right to cancel the rights offering at any time before the expiration date.

     There is no minimum number of shares that we must sell in order to complete the rights offering. Stockholders who do not participate in the rights offering will continue to own the same number of shares, but will own a smaller percentage of the total shares outstanding to the extent that other stockholders participate in the rights offering. Your subscription rights are not transferable. The subscription rights will not be listed for trading on any stock exchange.

     Certain funds and accounts managed by Oaktree Capital Management, LLC, referred to as Oaktree, or by TCW Special Credits, referred to as TCW, or any combination of the funds and accounts managed by Oaktree and TCW, being collectively referred to herein as the Standby Purchasers, have committed, on a several and not a joint and several basis, to subscribe for any shares of common stock that are not subscribed for by our other stockholders, up to an aggregate of $20 million.

     Our common stock is quoted on the Over-the-Counter Electronic Bulletin Board under the symbol "AURL."

     INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DESCRIPTION OF SOME OF THESE RISKS.

     The shares have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is April 23, 1999

                               TABLE OF CONTENTS

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
PROSPECTUS SUMMARY..................    1
RISK FACTORS........................    5
WHERE YOU CAN FIND MORE
  INFORMATION.......................   12
SPECIAL NOTE REGARDING
  FORWARD-LOOKING STATEMENTS........   13
USE OF PROCEEDS.....................   13

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
PRINCIPAL STOCKHOLDERS..............   13
THE RIGHTS OFFERING.................   16
FEDERAL INCOME TAX CONSIDERATIONS...   22
LEGAL MATTERS.......................   24
EXPERTS.............................   24

                           -------------------------

                               PROSPECTUS SUMMARY

     This section summarizes the information contained in this prospectus. You should read the following summary together with the information set forth under the heading "Risk Factors."

BACKGROUND AND PURPOSE OF THE RIGHTS OFFERING

     The purpose of the rights offering is to raise funds for working capital and general purposes and to reduce our outstanding debt. However, the rights offering is also an integral part of the recapitalization of Aureal. On March 18, 1999, a special committee of disinterested directors approved the following matters:

     - this rights offering;

     - a one-for-fifteen reverse stock split; and

     - an increase in the number of shares reserved for issuance under our 1995 Stock Option Plan from 1,666,666 shares to 5,000,000 shares, after giving effect to the one-for-fifteen reverse stock split.

     In addition, we have agreed to issue an additional 26.2 million shares of common stock to holders of our series B preferred stock who convert their shares into common stock upon the closing of the rights offering. These additional 26.1 million shares will not be registered but we will grant standard demand and piggyback registration rights to the holders of these shares. We understand that TCW and Oaktree, holders of all of our series B preferred stock, have agreed to convert their shares of series B preferred stock into 20.5 million shares of common stock upon the closing of the rights offering. Immediately following the rights offering, the conversion of all outstanding series B preferred stock into approximately 20.5 million shares of common stock, and the issuance of an additional 26.2 million shares of our common stock to the holders of series B preferred stock who convert those shares upon the closing of the rights offering, we intend to effect, subject to stockholder approval, a one-for-fifteen reverse stock split whereby each stockholder will receive one share of our common stock in exchange for every fifteen shares of our common stock they then hold. The Standby Purchasers have agreed to purchase their pro rata portion of the rights offering and to purchase any rights our other stockholders elect not to acquire. A special committee of disinterested directors has approved the issuance of the additional 26.2 million shares of common stock upon conversion of the series B preferred stock, and the rights offering. Mr. Masson, a director of Aureal who, by virtue of his affiliations with Oaktree and TCW, is deemed to have voting control of approximately 59% of our voting stock, is not a member of the disinterested committee of directors and did not vote on this matter.

     We expect to hold an annual meeting on May 19, 1999 at our offices in Fremont, California, to have our stockholders vote on the one-for-fifteen reverse stock split, the increase in the share reserve under our 1995 Stock Option Plan, and on other matters.

                              THE RIGHTS OFFERING

ELIGIBLE STOCKHOLDERS:              You will not be eligible to purchase stock
                                    through the rights offering unless you owned shares of our common stock on April 22, 1999.

SUBSCRIPTION RIGHTS:                If you are an eligible stockholder, you will
                                    have two different subscription rights:

                                    (1) Basic subscription privilege. First, you will have the right to purchase one share of our common stock for every 2.0485 shares of common stock you owned as of April 22, 1999. The offering price is $0.60 per share.

                                    (2) Over-subscription privilege. If you
                                    exercise your basic subscription privilege in full, you also may offer to buy additional shares. In exercising this over-subscription privilege, you should specify the maximum number of shares of common stock that you are willing to buy at $0.60 per share.

                                    In determining the number of shares that we will issue to each stockholder pursuant to these rights, we will round up to the nearest whole number.

ALLOCATION OF SHARES:               If we receive subscriptions for more shares
                                    than are being offered, we will first fill all exercises of the basic subscription privilege. We will then allocate the remaining shares among those who exercise the over-subscription privilege, in proportion to the maximum number of shares that each subscriber offers to purchase within the permitted limit.

EXPIRATION DATE:                    May 21, 1999, at 5:00 p.m., Eastern Daylight
                                    Savings Time.

SUBSCRIPTION PROCEDURES:            To subscribe for shares, you should
                                    carefully complete and sign the subscription agreement for the rights offering and forward it to our subscription agent, ChaseMellon Shareholder Services, whose address appears below. Be sure to include a check or money order for the full amount of your subscription price, unless you elect to make payment by wire transfer. Checks and money orders will not be cashed until we accept your subscription. If your subscription is accepted in part and rejected in part, for example, due to over subscription, the subscription agent will send you a check for the difference. No interest will be paid on subscription funds.
                                    ONCE YOU HAVE SUBMITTED SUBSCRIPTION
                                    DOCUMENTS, YOUR EXERCISE OF SUBSCRIPTION
                                    RIGHTS MAY NOT BE REVOKED.

SUBSCRIPTION AGENT:                 SUBSCRIPTION AGREEMENTS MAY BE DELIVERED TO:

                                    ChaseMellon Shareholder Services, L.L.C.

                                    By mail:
                                         P.O. Box 3301
                                        South Hackensack, N.J. 07606
                                        Attn: Reorganization Department

                                    By overnight delivery:
                                         85 Challenger Road
                                        Mail Drop-Reorg
                                        Ridgefield Park, N.J. 07660
                                        Attn: Reorganization Department

                                    By hand:
                                         120 Broadway, 13th Floor
                                         New York, N.Y. 10271
                                         Attn: Reorganization Department

PERSONS WISHING TO EXERCISE
RIGHTS FOR THE BENEFIT OF
OTHERS: Brokers, banks, trustees, and other individuals or entities that hold common stock for the account of others may, if authorized by the beneficial owner, complete the subscription agreement and submit it to the subscription agent with the proper payment.

COMPLETION OF THE RIGHTS
OFFERING:                           Certificates representing shares of the
                                    common stock will be delivered to
                                    subscribers as soon as practicable after the expiration date of the rights offering. We expect that this may take two weeks or longer, due to the need to allow checks to clear.

NON-TRANSFERABILITY OF RIGHTS:      Your subscription rights are not
                                    transferable.

TERMINATION:                        We may cancel the rights offering at any
                                    time, in which case we will return your
                                    subscription payment without interest.

AGREEMENT WITH STANDBY
PURCHASERS:                         The Standby Purchasers will receive
                                    subscription rights to purchase
                                    approximately 19.7 million shares of our common stock. They have agreed to exercise their respective subscription rights in full. In addition, the Standby Purchasers have agreed, subject to the terms and conditions contained in a Standby Purchase
                                    Agreement, to purchase any shares not
                                    subscribed for by our other stockholders up to a total value of $20,000,000. Upon completion of the rights offering, the Standby Purchasers will, in the aggregate, own between 73% and 81% of our outstanding common stock depending on whether and to what extent other stockholders exercise their subscription rights and assuming conversion of all outstanding preferred stock.

USE OF PROCEEDS:                    We intend to use the proceeds of the rights
                                    offering to reduce our outstanding debt and for working capital and general purposes.

RISK FACTORS:                       An investment in shares of our common stock
                                    involves a high degree of risk. Please see
                                    "Risk Factors" beginning on page 5.

CERTAIN FEDERAL INCOME TAX
CONSEQUENCES:                       Your receipt or exercise of the subscription
                                    rights should not be treated as a taxable event for United States federal income tax purposes, but may have other tax effects.

QUESTIONS:                          If you have any questions about the rights
                                    offering, including questions about
                                    subscription procedures and requests for
                                    additional copies of this prospectus or
                                    other documents, please contact ChaseMellon
                                    Shareholder Services, our information agent,
                                    by telephone at 1-800-648-8823.
                           -------------------------

                                  ABOUT AUREAL

     Aureal Semiconductor Inc. is a producer of audio products and advanced audio technologies for the personal computer and consumer electronics markets. Our primary business is the sale of audio-related semiconductor and board-level products and supporting software. We contract with independent silicon foundries and independent component manufacturers and assemblers for the production of our semiconductor and board-level products. The foundry that manufactures the majority of our semiconductor products is one of the three largest foundries in the world that manufactures products exclusively for other companies. Our objective is to be a leading provider of advanced digital audio solutions for the personal computer and consumer electronics markets.

     In May 1996, we acquired Crystal River Engineering, Inc., a leader in the field of 3D audio technology. Crystal River Engineering is now our wholly-owned subsidiary and offers hardware and software solutions optimized for 3D audio presentation.

     We are headquartered in Fremont, California, in a leased 36,000 square foot building. In January 1999, we leased an additional 8,000 square feet of office space in the vicinity. As of January 3, 1999, the last day of our fiscal 1998, we employed 111 people. Of this total, 74 were engaged in engineering functions, 26 were in sales and marketing activities, and 11 were engaged in administrative support.

     Aureal, Aureal 3D, A3D and the A3D logo are registered trademarks of Aureal Semiconductor Inc. Other trademarks referred to in this prospectus belong to their respective owners.

                                  RISK FACTORS

     In addition to the other information in this prospectus or incorporated in this prospectus by reference, you should consider carefully the following factors in evaluating Aureal and our business before purchasing the common stock offered by this prospectus:

RISKS RELATED TO THE RIGHTS OFFERING:

IF YOU DO NOT EXERCISE YOUR SUBSCRIPTION RIGHTS, YOUR PERCENTAGE OWNERSHIP OF AUREAL WILL DECREASE

     If you chose not to exercise your subscription rights, your relative ownership interests in Aureal will be diluted by the issuance of shares of common stock to those stockholders who exercise their subscription rights.

THE OFFERING PRICE WAS DETERMINED BY OUR BOARD OF DIRECTORS AND BEARS NO RELATIONSHIP TO THE VALUE OF OUR ASSETS, FINANCIAL CONDITION OR OTHER ESTABLISHED CRITERIA FOR VALUE

     Our board of directors determined the offering price without any independent appraisal of the value of the common stock. The price was set at a substantial discount to the actual trading price of our common stock as of the date the price was set. This discount is offered as an incentive for our current stockholders to participate in this offering. The offering price does not necessarily bear any relationship to the book value of our assets, past operations, cash flow, earnings, financial condition or any other established criteria for value and should not be considered an indication of our underlying value. Our common stock may trade at prices below the offering price at any time after the date of this prospectus.

AFTER YOU EXERCISE YOUR SUBSCRIPTION RIGHTS, THE TRADING PRICE OF OUR COMMON STOCK MAY DECLINE

     The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and the public trading market price of our common stock decreases below $0.60, then you will have committed to buy shares of common stock at a price above the prevailing market price. Once you have exercised your subscription rights, you may not revoke your exercise. Moreover, you may be unable to sell your shares of common stock at a price equal to or greater than the offering price. Until certificates are delivered upon expiration of the rights offering, you will not be able to sell the shares of common stock that you purchase in the rights offering. We will deliver to you certificates representing shares of the common stock that you purchased as soon as practicable after expiration of the rights offering. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of your subscription rights.

YOU CANNOT REVOKE YOUR EXERCISE OF SUBSCRIPTION RIGHTS; WE MAY CANCEL THE RIGHTS OFFERING AT ANY TIME

     Once you exercise your subscription rights, you may not revoke the exercise for any reason. We may terminate the rights offering at any time. If we elect to withdraw or terminate the rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments.

RISKS RELATED TO AUREAL:

IF WE ANNOUNCE AND EFFECT A ONE-FOR-FIFTEEN REVERSE STOCK SPLIT, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE

     Our stock price may decline because we have announced our intentions to effect a one-for-fifteen reverse stock split. Many companies that have announced and effected reverse stock splits have seen their stock price fall, both before and after the reverse split is effected. On March 18, 1999, a special committee of disinterested directors approved a one-for-fifteen reverse split in our common stock. While a reverse stock split does not in any way affect the value of, or your investment in, Aureal, the markets may react negatively to it which will cause our stock price to decline further. We cannot assure you that, as a result of the reverse stock split, our stock price will not decline to a price that is less than fifteen times the price of our stock prior to the reverse stock split.

WE HAVE SUSTAINED LOSSES IN THE PAST AND WE EXPECT TO SUSTAIN LOSSES IN THE
FUTURE

     We emerged from bankruptcy in December 1994. Since that time, we have recorded an accumulated deficit of $173 million as of January 3, 1999, the end of our fiscal 1998. This deficit is comprised of $157 million of incurred losses and $16 million of accretion and dividends on our preferred stock. We generated the majority of our revenues in 1997 and 1996 through technology licensing transactions. The majority of our revenues in 1998 came from the sale of advanced audio products. We expect that the majority of our future revenues will be derived from the sale of advanced audio products. However, we will not be profitable unless we sell significant volumes of our advanced audio products in the future.

A DIRECTOR OF AUREAL HAS VOTING CONTROL OVER A SUBSTANTIAL AMOUNT OF OUR STOCK AND MAY, THEREFORE, INFLUENCE OUR AFFAIRS

     As of March 22, 1999, Richard Masson, a director of Aureal, is deemed to have voting control over approximately 59% of our common stock as a result of his affiliations with Oaktree and TCW. As a result of the amount of our stock deemed to be under the stockholder voting control of Mr. Masson, Mr. Masson may directly and indirectly influence the affairs of Aureal requiring stockholders' approval. Oaktree and TCW also own 100% of the outstanding shares of our series B preferred stock, which, upon the closing of our rights offering, will convert into approximately 20.5 million shares of our common stock. In addition, we have agreed to issue an additional 26.2 million shares of our common stock to Oaktree and TCW upon their conversion of our series B preferred stock on the closing of the rights offering. In connection with the rights offering, Oaktree and TCW have the right to subscribe for an aggregate of 19.7 million shares of our common stock. Accordingly, Mr. Masson can be deemed to be, and after the rights offering will be able to, control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations.

INVESTORS MAY FIND IT DIFFICULT TO TRADE OUR COMMON STOCK ON THE OVER-THE-COUNTER ELECTRONIC BULLETIN BOARD

     Our common stock trades only on the Over-the-Counter Electronic Bulletin Board. We currently do not meet the requirements for listing on the Nasdaq National Market or any national stock exchange. However, we believe that our common stock will qualify for listing on the Nasdaq National Market after we effect a one-for-fifteen reverse stock split. Because our common stock trades on the Bulletin Board, an investor may find it very difficult to sell or to obtain accurate quotations as to the market value of our common stock. Furthermore, because our common stock is not listed on the Nasdaq National Market, trading in our common stock is also subject to certain rules promulgated by the SEC under the Securities Exchange Act of 1934. These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock. Generally, a penny stock is any non-Nasdaq National Market listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Our common stock meets the definition of a penny stock. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from affecting transactions in our common stock and may limit the ability of purchasers of our common stock to resell our common stock in the secondary market.

WE EXPECT THE AVERAGE SELLING PRICE OF OUR PRODUCTS TO DECREASE WHICH MAY REDUCE GROSS MARGINS AND REVENUES

     Product prices in the audio technology industry generally decrease over the life of a particular product. The willingness of prospective customers to design our products into their products depends to a significant extent upon our ability to price our products at levels that are cost-effective for these customers. As the markets for our products mature and competition increases, we anticipate that prices for our products will decline over time. If we are unable to reduce our costs sufficiently to offset declines in our product prices, or if we are unable to introduce new, higher performance products with higher product prices, our gross margins and revenues will decline.

WE DEPEND ON A CREDIT FACILITY FROM TRANSAMERICA AND GOLDMAN SACHS TO FUND OUR BUSINESS OPERATIONS

     Because we have not been profitable to date, we have had to fund our losses through a combination of equity and debt financings. In June 1998, we entered into a credit facility with the Technology Finance Division of Transamerica Business Credit Corporation and Goldman Sachs Credit Partners LP. This credit facility provides for an aggregate maximum borrowing of $40 million. The interest rate on the credit facility is generally the prime rate plus 3% to 5%. Accordingly, while the credit facility provides us with needed working capital, the high cost of servicing any borrowing under it could negatively affect our liquidity. In addition, the credit facility may not be sufficient to meet our working capital requirements. In the event we must secure capital in addition to the line of credit and the proceeds we receive from this rights offering, there can be no assurance that such capital will be available on acceptable terms or at all. Our inability to secure such potential future financing, if necessary, would materially adversely affect our business, financial condition and results of operations.

TO COMPETE EFFECTIVELY IN THE AUDIO TECHNOLOGY MARKET, WE NEED TO DEVELOP NEW AUDIO TECHNOLOGIES THAT ARE WIDELY ACCEPTED BY OUR CUSTOMERS

     Our success depends on our ability to develop and market new audio technologies aimed at advancing the level of audio quality in personal computers and consumer electronics devices. To be successful, we must timely develop new products that we can sell at competitive prices to our customers who will design them into their products. In order for our customers to design our advanced audio products into their personal computers and consumer electronic products, we must:

     - anticipate market trends;

     - anticipate the performance and functionality requirements of our current and potential customers;

     - develop and produce products that meet the timing and pricing requirements of our current and potential customers; and

     - produce products that can be available in a timely manner consistent with our current and potential customers' development and production schedules.

     We are beginning to expand our business model to provide for an increased number of audio-related products, including audio cards and audio communications combination cards. We may require additional working capital funds for this expansion to provide for incremental inventory and broader marketing programs. A number of factors may limit the success of our expansion, and each could negatively impact our business and results of operations. These factors include:

     - the failure of the market for advanced audio products to grow;

     - reduced demand for our products as a result of increased competition in this market;

     - unforeseen technological change; and

     - our potential failure to introduce new versions of products that our customers and the market accept.

     A failure to develop new audio technologies that will be accepted by our customers could materially adversely affect our ability to generate revenues.

NEW GENERATIONS OF MICROPROCESSORS AND OTHER NEW TECHNOLOGIES MAY DECREASE DEMAND FOR OUR PRODUCTS

     We also face the risk that new generations of microprocessors that are capable of performing the function of advanced audio products will greatly reduce demand for our products. Each successive generation of microprocessors has provided increased performance, which could, in the future, result in a microprocessor capable of performing advanced audio functions to an extent that diminishes or eliminates the need or preference for our products. In addition, each new generation of technology, including digital audio technology, generally requires increased processing power. The increased capabilities of microprocessors in the future may lower demand for our products which will materially adversely affect our business, financial condition and results of operations.

INTENSE COMPETITION IN THE MARKET FOR AUDIO PRODUCTS AND ADVANCED AUDIO TECHNOLOGIES COULD PREVENT AUREAL FROM INCREASING REVENUE AND PREVENT AUREAL FROM ACHIEVING PROFITABILITY

     The markets for audio products and advanced audio technologies are intensely competitive and are characterized by evolving industry standards that result in:

     - short product life cycles;

     - significant pressure to improve price and performance; and

     - frequent new product introductions.

     We expect competition to increase from existing competitors and from other companies that may enter the markets for advanced audio products with devices that may be less costly or provide higher performance or additional features than the products we currently offer. However, we are unable to predict the timing and nature of any such competitive product offerings.

     In addition, we anticipate that we will compete for the development of new technologies and for the sale of semiconductor products with a number of companies who have more extensive resources, including financial, manufacturing, technical, marketing and distribution. Furthermore, some of these competitors have greater intellectual property rights, broader product lines and longer-standing relationships with their customers than we do. In addition to our established competitors, we may also face competition from a number of emerging companies. To remain competitive, we believe we must, among other things, invest significant resources in developing new products and enhancing our current products and maintaining customer satisfaction. If we fail to do so, our products will not compete favorably with those of our competitors and our revenue could be materially adversely affected.

WE MAY NOT HAVE AN ADEQUATE SUPPLY OF OUR PRODUCTS BECAUSE WE DEPEND ON FOUNDRIES TO PRODUCE OUR PRODUCTS AND OUR PRODUCTS ARE DIFFICULT TO MANUFACTURE

     We do not manufacture our own products, and we depend on outside manufacturing resources for production of all of our products. Currently, we utilize one foreign semiconductor foundry and one contract manufacturer for production of our board-level products. These facilities have indicated to us that they have the manufacturing availability to provide for our planned levels of production of each of our products for the next 12 months; however, our production relationship with them is based only upon purchase orders. Consequently, they may not continue to adequately provide manufacturing capacity to us for our current level of production or any potential increases in our production levels. In the event that they cease to manufacture our products, we would have to contract with alternative facilities. However, we may not be able to timely contract with alternative facilities or to contract with them at all. Such a situation could materially adversely affect our ability to sell products to our customers, which in turn would hurt our financial condition and results of operations.

     The manufacture of semiconductor products is a highly complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in the masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer not to function. Many of these problems are difficult to diagnose and potentially time-consuming or expensive to remedy. The foundries that we employ may, in the future, experience irregularities or adverse yield fluctuations in the manufacturing processes of our products. In such event, our business, financial condition and results of operations may be materially adversely affected.

OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER OF AUREAL

     Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include, among others:

     - the division of the board of directors into three separate classes;

     - the right of the board to elect the director to fill a space created by the expansion of the board;

     - the ability of the board to alter our bylaws; and

     - the requirement that at least 10% of the outstanding shares are needed to call a special meeting of stockholders.

     Furthermore, because we are incorporated in Delaware, we are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit certain large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless (1) 66 2/3% of the shares of voting stock not owned by this large stockholder approve the merger or combination or (2) the board of directors approves the merger or combination or the transaction which resulted in the large stockholder owning 15% or more of our outstanding voting stock.

WE MAY NOT BE ABLE TO RETAIN OUR KEY ENGINEERING, MARKETING, SALES AND MANAGEMENT PERSONNEL THAT WE NEED TO SUCCESSFULLY MANAGE OUR BUSINESS

     Our success depends to a significant extent upon the continued services of key engineering, marketing, sales and management personnel. Our employees may voluntarily terminate their employment with us at any time. We recognize the value of the contributions of each of our employees, and we have developed compensation programs, including stock programs open to all employees, designed to retain our employees. However, competition for these employees is intense, particularly in Silicon Valley, and the loss of the services of any one of these employees could materially adversely affect our business, financial condition and results of operations.

OUR PRODUCTS EMPLOY PROPRIETARY TECHNOLOGY AND THIS TECHNOLOGY MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES

     Our ability to compete successfully will depend, in part, on our ability to protect our proprietary technology. We rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our proprietary rights. Nevertheless, such measures may not be adequate or safeguard the proprietary technology underlying our advanced audio products. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for any such breach. We also realize that our proprietary information and trade secrets may become known through other means not currently foreseen by us. Moreover, notwithstanding our efforts to protect our intellectual property, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights. In addition, we may not be able to effectively protect our intellectual property rights in certain countries. Our failure to protect our proprietary technology may materially adversely affect our financial condition and results of operations.

     Although we do not believe that our products infringe the proprietary rights of any third parties, third parties may still assert infringement or invalidity claims, or claims for indemnification resulting from infringement claims, against us. The assertion of these claims could materially adversely affect our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of any claims, we could incur significant costs in defending against these claims. In defending claims of alleged infringement, we could incur significant expenses and waste resources that could have a material adverse affect on our business, financial condition and results of operations.

WE ARE INVOLVED IN LAWSUITS WITH CREATIVE AND E-MU WHICH COULD NEGATIVELY IMPACT OUR BUSINESS

     In February 1998, Creative Technology Ltd. and its subsidiary, E-MU Systems, Inc., served us with a lawsuit for patent infringement that Creative and E-MU filed in the U.S. District Court, Northern District of California. The lawsuit asserts that our original Vortex product infringes on a patent that describes a specific implementation for an electronic musical instrument designed by E-MU. Creative and E-MU seek, among other things, a preliminary and permanent injunction against alleged continuing acts of infringement by us and an accounting of damages plus interest. In response, we filed a motion for summary judgment. In August 1998, E-MU and Creative filed a motion for a preliminary injunction with respect to our original and updated Vortex product. In October 1998, the court denied Creative's motion for preliminary injunction. In addition, our motion for summary judgment was also denied. We believe that the actions that Creative and E-MU filed are without merit, and we are vigorously defending against these actions. In December 1998, we filed a lawsuit alleging patent infringement against Creative and E-MU. Aureal believes that Creative and E-MU have infringed on two of their patents, Patent No. 5,596,644 entitled "Method and Apparatus for Efficient Presentation of Hi-Quality 3-Dimensional Audio" and Patent No. 5,802,180 entitled "Method and Apparatus for Efficient Presentation of 3-Dimensional Audio Including Ambient Effects."

     Additional litigation may be necessary to resolve the claims asserted by Creative and E-MU and to resolve our claims against Creative and E-MU and any other claims asserted in the future to defend against claims of infringement or invalidity or to enforce and protect our intellectual property rights. We cannot assure you that we will prevail in any litigation with either of them. Also, any litigation, whether or not determined in our favor or settled by us, would be costly and would divert the efforts and attention of our management and technical personnel from normal business operations; this could materially adversely affect our business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology. Any of these results could have a material adverse affect on our business, financial condition and results of operations.

THE FAILURE OF OUR KEY SUPPLIERS AND CUSTOMERS TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

     We use a number of computer software programs and operating systems in our internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possible replacement of such source code or applications could be necessary. Given the current information, we currently do not anticipate that such year 2000 costs will have a material impact upon us. We have requested and obtained information regarding year 2000 compliance from suppliers and providers of all of our mission critical software systems. Based on the information we currently have, all mission critical systems appear to be year 2000 compliant. We are currently contacting major vendors and customers to obtain year 2000 compliance certificates. The failure of any of our key suppliers or customers to be year 2000 compliant could have a material adverse effect on our business, financial condition and results of operations.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http:\\www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below. This prospectus is part of a registration statement we filed with the SEC (Registration Statement No. 333-75631). The documents we incorporate by reference are:

          (1) Aureal's Registration Statement on Form S-2/A-2 (Registration No. 333-66867) filed on December 21, 1998.

          (2) Aureal's Definitive Proxy for the Annual Meeting of Stockholders filed on April 16, 1999.

          (3) Aureal's Annual Report on Form 10-K/A for the fiscal year ended January 3, 1999 filed on April 16, 1999.

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Stockholder Services
                           Aureal Semiconductor Inc.
                             4245 Technology Drive
                           Fremont, California 94538
                                 (510) 252-4245

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus, including the above risk factors section, contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. These statements are only predictions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

     We intend to use the proceeds from the rights offering to reduce our outstanding debt and for working capital and general purposes.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 22, 1999 by:

     - each person who is known to us to own beneficially 5% or more of the outstanding shares of common stock;

     - each director and director-nominee of Aureal;

     - the Chief Executive Officer and the other executive officers of Aureal as of January 3, 1999, whose salary and bonus for the year ended January 3, 1999 exceeded $100,000; and

     - all of our directors and executive officers as a group.

     The percentages set forth in the percent column under the beneficial ownership after the rights offering heading have been calculated based on the assumption that each stockholder would subscribe for its pro-rata portion, determined as of March 22, 1999, of this rights offering, and assuming the conversion of all outstanding series B preferred stock but not the issuance of the 26.2 million additional shares to be issued to holders of those shares. In the event each stockholder subscribes for its pro-rata portion of the rights offering, its beneficial ownership percentage of Aureal after the rights offering will not be identical to its beneficial ownership percentage of Aureal prior to the rights offering because SEC regulations require that we include stock options exercisable within 60 days of March 22, 1999, for purposes of the calculations in this table. However, for determining each stockholder's pro-rata portion of the rights offering, we only include the Aureal common stock owned by each stockholder and did not include exercisable or unexercisable options.

     To the extent any stockholder elects not to subscribe for its pro-rata portion of the rights offering, its beneficial ownership of Aureal after the rights offering will be less than is indicated in this table. Likewise, if any stockholder elects to subscribe for more that its pro-rata portion of the rights offering, its beneficial ownership of Aureal after the rights offering will be greater than is indicated in this table. As noted above, the Standby Purchasers have committed to purchase any portion of the rights offering that other stockholders elect not to subscribe for, up to the entire $20 million.

     Except as otherwise indicated, the address of each beneficial owner is c/o Aureal Semiconductor Inc., 4245 Technology Drive, Fremont, California 94538. The table is based upon information supplied to Aureal by the officers, directors and principal stockholders. Except as otherwise indicated, we believe that the persons or entities named in the table have sole voting and investment power with respect to all shares of common stock and preferred stock shown as beneficially owned by them, subject to community property laws where applicable.

     The share amounts set forth in this table have not been adjusted to reflect the one-for-fifteen reverse stock split which Aureal's board of directors approved on March 18, 1999 and which is to be voted upon by our stockholders at the 1999 annual meeting.

                                          BENEFICIAL OWNERSHIP
                                          PRIOR TO THE RIGHTS      BENEFICIAL OWNERSHIP
                                                OFFERING         AFTER THE RIGHTS OFFERING
                                          --------------------   -------------------------
 NAME AND ADDRESS OF BENEFICIAL OWNERS      SHARES     PERCENT      SHARES        PERCENT
 -------------------------------------    ----------   -------   -------------   ---------
Oaktree Capital Management, LLC(1)......  23,018,617    34.6%      40,872,046       27.9%
  333 South Grand Street, 28th Floor
  Los Angeles, CA 90071
D. Richard Masson(2)....................  42,626,980    61.4%     109,033,430       72.9%
The TCW Group, Inc. and its
  affiliates(3).........................  19,608,363    28.7%      68,161,384       45.9%
  11100 Santa Monica Blvd., Suite 2000
  Los Angeles, CA 90025
Thomas K. Smith(4)......................  19,608,363    28.7%      68,161,384       45.9%
Appaloosa Management L.P................   5,560,074     8.5%       8,391,643        5.8%
  26 Main Street
  Chatham, New Jersey 07928
Kenneth A. Kokinakis(5).................   1,625,000     2.4%       1,637,732        1.1%
Richard E. Christopher(6)...............      40,625       *           50,810          *
L. William Krause(7)....................     151,875       *          151,875          *
David J. Domeier(8).....................     497,500       *          510,232          *
Scott H. Foster(9)......................   1,948,372     2.9%       2,149,751        1.5%
Michael L. Hunter(10)...................     500,000       *          500,000          *
Sanjay Iyer(11).........................     602,500       *          602,500          *
Brendan R. O'Flaherty(12)...............     510,000       *          513,820          *
All directors and executive officers as
  a group (10 persons)(13)..............  48,502,852    64.8%     115,150,149       74.3%

-------------------------
  *  Less than 1%.

 (1) Oaktree acts as an investment manager for certain funds and accounts, including certain of the Standby Purchasers, and in that capacity, may be deemed to beneficially own securities held by those funds and accounts. Includes 1,075,000 shares of common stock that may be issued upon exercise of warrants issued to Oaktree. Does not include 5,969 shares of series B preferred stock and 100 shares of series C preferred stock. Series B preferred stock have voting rights on an "as converted" basis held by Oaktree. As of March 22, 1999, the 5,969 shares of series B preferred stock were convertible, at the option of the holder, into 2,396,738 shares of common stock and the 100 shares of series C preferred stock were convertible, at the option of the holder, into 2,553,202 shares of common stock. Oaktree expressly disclaims beneficial ownership on the shares referenced herein. The series C preferred stock have no voting rights.

 (2) To the extent that Mr. Masson, as an authorized representative of Oaktree and TCW, participates in the process to vote or dispose of any Oaktree or TCW controlled shares, he may be deemed to be the beneficial owner of those shares. Mr. Masson disclaims beneficial ownership of those shares.

 (3) TCW acts as an investment manager of certain funds and accounts, including certain of the Standby Purchasers and in that capacity, may be deemed to beneficially own securities held by those funds and accounts. Includes 2,950,000 shares of common stock that may be issued upon exercise of warrants issued to TCW. Does not include 35,816 shares of series B preferred stock which as of March 22, 1999 were convertible into 14,380,430 shares of common stock. All of these securities are held by limited partnerships, trusts and third party separate accounts for which TCW acts as general partner, trustee and investment advisor respectively. TCW and its affiliates expressly disclaim beneficial ownership of these securities.

 (4) To the extent Mr. Smith, as either a Senior Vice President or authorized representative of TCW or TCW Asset Management Company, participates in the process to vote or dispose of the shares described in note (3) above, Mr. Smith may be deemed to be the beneficial owner of those shares. Mr. Smith disclaims beneficial ownership of those shares.

 (5) Includes 1,600,000 shares subject to exercise of outstanding stock options exercisable within 60 days of March 22, 1999. Of those shares, 654,167 are not vested and subject to repurchase by Aureal.

 (6) Includes 20,625 shares subject to exercise of outstanding stock options exercisable within 60 days of March 22, 1999.

 (7) Includes 151,875 shares subject to exercise of outstanding stock options exercisable within 60 days of March 22, 1999.

 (8) Includes 472,500 shares subject to exercise of outstanding stock options exercisable within 60 days of March 22, 1999. Of those shares, 178,303 are not vested and subject to repurchase by Aureal.

 (9) Includes 1,522,944 shares subject to exercise of outstanding stock options exercisable within 60 days of March 22, 1999. Of those shares, 193,542 are not vested and subject to repurchase by Aureal.

(10) Includes 500,000 shares subject to exercise of outstanding stock options exercisable within 60 days of March 22, 1999. Of those shares, 197,559 are not vested and subject to repurchase by Aureal.

(11) Includes 602,500 shares subject to exercise of outstanding stock options exercisable within 60 days of March 22, 1999. Of those shares, 233,988 are not vested and subject to repurchase by Aureal.

(12) Includes 502,500 shares subject to exercise of outstanding stock options exercisable within 60 days of March 22, 1999. Of those shares, 200,060 are not vested and subject to repurchase by Aureal.

(13) Includes 9,427,944 shares subject to exercise of outstanding stock options and warrants exercisable within 60 days of March 22, 1999. Of those shares, 1,657,619 are not vested and subject to repurchase by Aureal. Includes 38,601,980 shares that may be deemed beneficially owned by Mr. Masson, and 16,658,363 shares which may be deemed beneficially owned by Mr. Smith. In addition, 41,785 shares of series B preferred stock, convertible into 16,777,168 shares of common stock with "as converted" voting rights, and 100 shares of series C preferred stock, convertible into 2,553,202 shares of common stock, are held by the parties indicated.

                              THE RIGHTS OFFERING

THE SUBSCRIPTION RIGHTS

     We are offering our stockholders the right to subscribe for and purchase up to 33,333,333 shares of common stock at $0.60 per share. The rights offering is open only to those stockholders who owned common stock on April 22, 1999. The rights offering is not open to anyone who did not own common stock on April 22, 1999.

     We are offering stockholders the opportunity to purchase one share of common stock for every 2.0485 shares of common stock they owned on April 22, 1999. In determining the number of shares of common stock we will issue to each stockholder pursuant to the subscription rights offered by this prospectus, we will round up to the nearest whole number. We will not issue fractional subscription rights and we will not pay cash in place of subscription rights.

BASIC SUBSCRIPTION PRIVILEGE

     Each subscription right entitles you to purchase one share of common stock for every 2.0485 shares of common stock you owned at the close of business on April 22, 1999. You will receive certificates representing the shares that you purchase pursuant to your basic subscription privilege as soon as practicable after the expiration date, whether you exercise your subscription rights immediately prior to the expiration date or earlier.

OVER-SUBSCRIPTION PRIVILEGE

     Each subscription right also grants you an over-subscription privilege to purchase additional shares of common stock that are not purchased by other stockholders. You are entitled to exercise your over-subscription privilege only if you exercise your basic subscription privilege in full. If you wish to exercise your over-subscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your subscription agreement. When you send in your subscription agreement, you must also send the full purchase price for the number of additional shares that you have requested to purchase in addition to the payment due for shares purchased through your basic subscription privilege. If the number of shares remaining after the exercise of all basic subscription privileges is not sufficient to satisfy all over-subscription privileges, you will be allocated shares pro rata subject to elimination of fractional shares, in proportion to the number of shares you purchased through your basic subscription privilege. However, if your pro rata allocation exceeds the number of shares you requested on your subscription certificate, then you will receive only the number of shares that you requested, and the remaining shares from your pro rata allocation will be divided among other stockholders exercising their over-subscription privileges. In addition, we have the discretion to issue less than the total number of shares that may be available for over-subscription requests.

     As soon as practicable after May 21, 1999, ChaseMellon Shareholder Services, the subscription agent, will determine the number of shares of common stock that you may purchase pursuant to the over-subscription privilege. You will receive certificates representing these shares as soon as practicable after the expiration date. If you request and pay for more shares than are allocated to you, we will refund that overpayment, without interest to you. In connection with the exercise of the over-subscription privilege, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to the subscription agent and us as to the aggregate number of subscription rights that have been exercised, and the number of shares of common stock that are being requested through the over-subscription privilege, by each beneficial owner on whose behalf such nominee holder is acting.

PLAN OF DISTRIBUTION

     On or about April 26, 1999, we will distribute the subscription rights and copies of this prospectus to individuals who owned shares of our common stock on April 22, 1999. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the subscription agreement and return it, with payment for the shares, to the subscription agent, ChaseMellon Shareholder Services. If you have any questions, you should contact our information agent, ChaseMellon Shareholder Services, at the telephone number and address on page 20. See "The Rights Offering -- Subscription procedures."

     We have retained our transfer agent, ChaseMellon Shareholder Services, to assist with the rights offering in the role of the subscription agent. The subscription agent will hold all subscription agreements received from stockholders, and will be responsible for delivering stock certificates and refunds, in case of over-subscription or cancellation of the offering, to stockholders. We will pay all fees and expenses of the subscription agent in connection with the rights offering, which we estimate will be approximately $35,000. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

EXPIRATION DATE

     The rights offering will expire at 5:00 p.m., Eastern Daylight Savings Time, on May 21, 1999. IF YOU DO NOT EXERCISE YOUR BASIC SUBSCRIPTION PRIVILEGE OR OVER-SUBSCRIPTION PRIVILEGE PRIOR TO SUCH TIME, YOUR SUBSCRIPTION RIGHTS WILL BE NULL AND VOID.

     We will reject any subscription agreements that the subscription agent receives after 5:00 p.m. on the expiration date, regardless of when the documents were originally mailed. Stockholders who wish to participate in the rights offering should submit all subscription agreements to ChaseMellon by the expiration date, or to their broker or bank at least 10 days before the expiration date, to allow the broker or bank sufficient time to carry out those instructions.

     The rights offering is not conditioned upon our receipt of subscriptions for any minimum number of shares. However, the rights offering may be canceled at any time prior to its completion, in which case all subscription payments will be returned without interest.

SUBSCRIPTION PAYMENTS

     Each subscription agreement submitted pursuant to this rights offering must be accompanied by the full amount of the purchase price for all of the shares of common stock subscribed for by the stockholder. If a stockholder submits less than the full purchase price, we will limit such stockholder's maximum subscription to the number of shares purchasable with those funds, rounded down to the nearest whole number of shares.

     If a subscription is rejected in whole or in part, the subscription agent will promptly refund payment for any unpurchased shares. We will not pay interest on any subscription funds.

DETERMINATION OF OFFERING PRICE

     Our board of directors determined the offering price without any independent appraisal of the value of the common stock. The price was set at a substantial discount to the actual trading price of our common stock as of the date the price was set. This discount is offered as an incentive for our current stockholders to participate in this offering. The offering price does not necessarily bear any relationship to the book value of our assets, past operations, cash flow, earnings, financial condition or any other established criteria for value and should not be considered an indication of our underlying value.

SUBSCRIPTION PROCEDURES

     To participate in the rights offering, you must submit a properly completed subscription agreement, together with full payment of the offering price for all shares for which you subscribe. Those who hold common stock for the account of others, such as brokers, banks, trustees or depositories, should notify the beneficial owners of those shares as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the rights offering.

     The subscription agreement and payment must be received by the subscription agent before 5:00 p.m., Eastern Daylight Savings Time, on May 21, 1999. Payment of the offering price must be made:

     - by check or bank draft drawn upon a U.S. bank or postal, telegraphic, or express money order payable to "ChaseMellon Shareholder Services, as Subscription Agent;"

     - by wire transfer of same day funds to the account maintained by the subscription agent for such purpose; or

     - by notice of guaranteed delivery of payment from a bank, a trust company or a New York Stock Exchange member.

     Payment of the offering price will be deemed made only upon (1) the subscription agent's receipt of a certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order, (2) the clearance of any uncertified check or (3) the receipt of good funds in the wire transfer account maintained by the subscription agent. If you wish to pay by uncertified personal check, please note that your check may take five business days or more to clear and, therefore, you should make payment sufficiently in advance of the expiration date to ensure that payment is received and clears by the expiration date.

     Subscription agreements and any checks in payment of the offering price should be delivered by mail, hand delivery, or overnight courier, to:

ChaseMellon Shareholder Services, L.L.C.

     By mail:
          P.O. Box 3301
          South Hackensack, N.J. 07606
          Attn: Reorganization Department

     By overnight delivery:
          85 Challenger Road
          Mail Drop-Reorg
          Ridgefield Park, N.J. 07660
          Attn: Reorganization Department

     By hand:
          120 Broadway, 13th Floor
          New York, N.Y. 10271
          Attn: Reorganization Department

     By Facsimile Transmissions: (for eligible institutions only).
          (201) 296-4293
          Confirm by telephone (201) 296-4860

     If you do not indicate the number of shares to be purchased or do not forward full payment of the offering price, then you will be deemed to have exercised the basic subscription privilege to the full extent of the payment received and, if any funds remain, will be deemed to have exercised the over-subscription privilege to the extent of the remaining funds. In each case, share amounts will be rounded down to the nearest whole number.

     The method of delivery of the subscription agreement and payment of the offering price will be at your election and risk. If sent by mail, it is recommended that your subscription agreement and payment be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to the expiration date. Because uncertified personal checks may take at least five business days to clear, you are urged to arrange for payment by certified or cashier's check, money order or wire transfer of funds.

     Our answers to all questions concerning the timeliness, validity, form and eligibility of any subscription will be final and binding. We may, in our sole discretion, waive any defect or irregularity, permit a defect or irregularity to be corrected within any time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within the time that we determine in our discretion. Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with the submission of your subscription agreement or incur any liability for failure to give notification.

     If you have any questions concerning the rights offering or these subscription procedures, or if you would like additional copies of this prospectus or other documents, please contact our information agent: ChaseMellon Shareholder Services, 450 West 33rd Street, 14th Floor, New York, N.Y. 10001. Banks and Brokers call collect: (212) 273-8083. All others call toll free (800) 684-8823.

NON-TRANSFERABILITY OF SUBSCRIPTION RIGHTS

     Only you may exercise the basic subscription privilege and the over-subscription privilege. You may not sell, give away or otherwise transfer the basic subscription privilege or the over-subscription privilege.

NO REVOCATION

     After you have exercised your basic subscription privilege or over-subscription privilege, you may not revoke that exercise. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock.

AMENDMENT AND TERMINATION OF RIGHTS OFFERING

     We reserve the right to amend the terms and conditions of the rights offering. If we make an amendment that we consider significant, we will (1) mail notice of the amendment to all stockholders who owned shares of common stock on April 22, 1999, (2) extend the expiration date by at least 14 days and (3) offer all subscribers not less than 10 days to revoke any prior subscriptions, in whole or in part. In all other cases, subscriptions will be irrevocable.

     We also reserve the right to terminate the rights offering at any time, in our discretion, in which case all subscriptions will be canceled, and we will return all subscription payments to subscribers without interest.

     Upon the occurrence of any change in or cancellation of the rights offering, we will issue a press release to that effect, and we will file a post-effective amendment to the registration statement covering this prospectus.

PURCHASE OF SHARES BY THE STANDBY PURCHASERS

     As of March 22, 1999, the Standby Purchasers owned, in the aggregate, approximately 59% of the outstanding shares of our common stock and, therefore, will receive rights to subscribe for approximately 19.7 million shares of our common stock in the rights offering. The Standby Purchasers have agreed, severally and subject to the terms of and conditions to be contained in a definitive Standby Purchase Agreement, to exercise their basic subscription privileges and over-subscription privileges up to a total value of up to $20,000,000. In addition, we have agreed to issue up to 20.5 million shares of our common stock for the conversion of our series B preferred stock that is converted upon the closing of the rights offering. We understand that TCW and Oaktree, holders of all of our series B preferred stock, intend to convert their shares of series B preferred stock upon the closing of the rights offering.

SHARES OF COMMON STOCK OUTSTANDING AFTER THE RIGHTS OFFERING

     Assuming we issue all of the shares of common stock offered in the rights offering and assuming the issuance of 26.2 million additional shares of our common stock to the holders of our series B preferred stock who convert those shares upon the closing of the rights offering, approximately 150,000,000 shares of common stock will be issued and outstanding following the rights offering and conversion of the Series B preferred stock. This would represent a 73% increase in the number of outstanding shares of our common stock. If you do not exercise your basic subscription privilege, the percentage of Aureal common stock that you hold will significantly decrease.

CERTAIN OWNERSHIP LIMITS AND REPORTING REQUIREMENTS

     Any person or group that acquires direct or indirect beneficial ownership of more than 5% of the outstanding shares of our common stock will be subject to special reporting requirements under Section 13(d) or 13(g) of the Securities Exchange Act of 1934. Any person or group that acquires direct or indirect beneficial ownership of more than 10% of the outstanding shares of our common stock will be subject to special reporting requirements under Section 16(a) of the Exchange Act and may become liable under Section 16(b) of the Exchange Act for reimbursement of any "short-swing profits." Please consult with your attorney to see if these rules will apply to you.

STATE AND FOREIGN SECURITIES LAWS

     The rights offering is not being made in any state or foreign country in which it is unlawful to do so, nor are we selling or accepting subscriptions from holders who are residents of any such state or country. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the securities law requirements of those states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the rights offering. We may decline, in our sole discretion, to make modifications to the terms of the rights offering requested by certain states or other jurisdictions, in which case stockholders who live in those states or jurisdictions will not be eligible to participate in the rights offering.

NO RECOMMENDATIONS

     We are not making any recommendation as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests.

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

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes the material federal income tax consequences of the rights offering. This summary is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary is not a complete discussion of all federal income tax consequences of the rights offering, and, in particular, may not address federal income tax consequences applicable to stockholders subject to special treatment under federal income tax law. In addition, this summary does not address the tax consequences of the rights offering under applicable state, local or foreign tax laws. This discussion assumes that your shares of Aureal stock and the subscription rights and shares issued to you pursuant to the rights offering constitute capital assets.

     Receipt and exercise of the subscription rights distributed pursuant to the rights offering is intended to be nontaxable to stockholders, and the following summary assumes you will qualify for such nontaxable treatment. We have not sought, nor do we intend to seek, any ruling from the IRS or an opinion of counsel related to the tax matters described below.

     This discussion is included for your general information only. You should consult your tax advisor to determine the tax consequences to you of the rights offering in light of your particular circumstances, including any state, local and foreign tax consequences.

TAXATION OF STOCKHOLDERS

     Receipt of a subscription right: You will not recognize any gain or other income upon receipt of a subscription right.

     Tax basis of subscription rights: Your tax basis in each subscription right will depend on whether you exercise the subscription right or allow the subscription right to expire.

     If you exercise a subscription right, your tax basis in the subscription right will be determined by allocating the tax basis of your Aureal stock on which the subscription right is distributed between the Aureal stock and the subscription right, in proportion to their relative fair market values on the date of distribution of the subscription right. However, if the fair market value of your subscription rights is less than 15% of the fair market value of your existing shares of Aureal stock, then the tax basis of each subscription right will be deemed to be zero, unless you elect, by attaching an election statement to your federal income tax return for 1999, to allocate tax basis to your subscription rights.

     If you allow a subscription right to expire, it will be treated as having no tax basis.

     Holding period of subscription rights: Your holding period for a subscription right will include your holding period for the shares of common stock upon which the subscription right is issued.

     Expiration of subscription rights: You will not recognize any loss upon the expiration of a subscription right.

     Exercise of subscription rights: You generally will not recognize a gain or loss on the exercise of a subscription right. The tax basis of any share of common stock that you purchase through the rights offering will be equal to the sum of your tax basis, if any, in the subscription right exercised and the price paid for the share. The holding period of the shares of common stock purchased through the rights offering will begin on the date that you exercise your subscription rights.

     If treated as a taxable distribution: If, contrary to Aureal's intent, the rights offering does not qualify as nontaxable, you would be treated as receiving a taxable distribution equal to the fair market value of the subscription rights on their distribution date. The distribution would be taxed as a dividend to the extent made out of our current or accumulated earnings and profits; and any excess would be treated first as a return of your basis (investment) in your Aureal stock and then as a capital gain. You would have a tax basis in the rights equal to the fair market value of the rights on the date of the rights distribution and your holding period in the rights would begin on the date of distribution of the rights. Expiration of the subscription rights would result in a capital loss. You generally will not recognize gain or loss on the exercise of a subscription right. The tax basis of any share of common stock that you purchase through the rights offering will be equal to the sum of your tax basis, if any, in the subscription right exercised and the price paid for the share. The holding period of the shares of common stock purchased through the rights offering will begin on the date that you exercise your subscription rights.

TAXATION OF AUREAL

     We will not recognize any gain, other income or loss upon the issuance of the subscription rights, the lapse of the subscription rights, or the receipt of payment for shares of common stock upon exercise of the subscription rights.

                                 LEGAL MATTERS

     Gray Cary Ware & Freidenrich LLP will deliver an opinion to us about the validity of the issuance of the shares of our common stock.

                                    EXPERTS

     The audited consolidated financial statements incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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     NO ONE (INCLUDING ANY SALESMAN OR BROKER) IS AUTHORIZED TO PROVIDE ORAL OR
WRITTEN INFORMATION ABOUT THIS OFFERING THAT IS NOT INCLUDED IN THIS PROSPECTUS.

                           AUREAL SEMICONDUCTOR INC.

                    33,333,333 RIGHTS TO PURCHASE SHARES OF

                                  COMMON STOCK

                              33,333,333 SHARES OF

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS
                                ----------------

                                 APRIL 23, 1999

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